Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$1,013		$1,426		$1,143		$1,026		$510		$572
add: Fixed charges	332		424		380		328		321		283
add: Distributed income of equity investees	74		55		40		23		9		7
add: Amortization of capitalized interest	3		3		2		2		1		1
less: Capitalized interest	(33)		(38)		(36)		(25)		(16)		(12)
Total Earnings	$1,389		$1,870		$1,529		$1,354		$825		$851

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$290		$371		$336		$298		$281		$247
Amortization of debt expense	7		10		10		10		8		7
Portion of rent expense related to interest (33.33%)	35		43		34		20		32		29
Total Fixed Charges	$332		$424		$380		$328		$321		$283

RATIO OF EARNINGS TO FIXED CHARGES (3)	4.18	x	4.41	x	4.03	x	4.13	x	2.57	x	3.00	x

(1)                                     For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)                                     Includes interest costs attributable to borrowings for hedged inventory purchases of $11 million for the nine months ended September 30, 2014 and $30 million, $12 million, $20 million, $17 million and $11 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(3)                                     Ratios may not recalculate due to rounding.